

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2012

Via E-mail
Mr. Awais Khan
President and Director
Scoop Media, Inc.
2187 Preville St.
Lasalle, QC, Canada H8N 1N4

     Re: Scoop Media, Inc.
            Amendment No. 2 to Registration Statement on Form S-1
            Filed February 3, 2012
            File No. 333-177592

Dear Mr. Khan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. In accordance with comment 1 from our letter dated January 12, 2012, please update the information on the top of page 6 and the Summary of Financial Information on page 7 through the period ended November 30, 2011.

2. We note your response to comment 2 from our letter dated January 12, 2012, but maintain that the company is a shell company. The activities outlined in your response constitute preparatory measures in order to begin the development of your website, as opposed to operations. In this regard, we note that significant steps remain to commence

even the development of your website, including the sale of at least 25% of the shares offered. Therefore, clearly identify the company as a shell company and caution investors as to the highly illiquid nature of an investment in the company's shares. Throughout the prospectus discuss the restrictions imposed on such companies, including the unavailability of Rule 144 for resales of restricted securities.

Prospectus Cover Page

3. Per comment 3 from our letter dated January 12, 2012, revise to reconcile inconsistent information regarding the duration of the offering on page 3 as compared to pages 6 and 15.

Summary Information, page 5

Summary of the offering by the Company, page 7

4. We note the revisions made in response to comment 5 from our letter dated January 12, 2012. Please further revise to also disclose your intended use of the offering proceeds if only 25% of the offering is sold. We note your statement in the seventh paragraph on page 5 that you will "need to raise a minimum of $25,000 or the sale of 25% of our Shares being offered, in order to operate our business, as well as to meet our reporting requirements with the SEC."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sharon Virga, Staff Accountant, at 202-551-3385 or Carlos Pacho, Senior Assistant Chief Accountant, at 202-551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458, Kathleen Krebs, Special Counsel, at 202-551-3350 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail to
        Ron Ben-Bassat, Esq.
        Anslow & Jaclin LLP